8

Follow-Up Materials

06013208

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Continental SA

*CURRENT ADDRESS

PROCESSED
MAY 11 2006 E
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4811 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw
DAT : 5/8/06

82-4211

AR/S
12-31-05

Grupo
CONTINENTAL
S.A.

Annual Report

2005

CONTENT

CONTAL

GRUPO CONTINENTAL
QUARTERLY STOCK PRICES 2005
Constant Mexican Pesos

2005	Q1	Q2	Q3	Q4
High	21.93	20.98	20.30	18.76
Low	19.26	16.91	17.76	17.20
Closing	19.83	17.76	18.82	17.65

Common Stock
Ticker Names:
Bolsa Mexicana de Valores (BMV) - "CONTAL"
ADR Level 1 "over-the-counter" - "GPOCY"

Shareowners Assistance
Roberto Martínez Garza
Tel.: (833) 241-2521
Fax: (833) 241-2541
rmartinez@contal.com

Financial Information
Juan Hawach Sánchez
Tel.: (833) 241-2580
Fax: (833) 241-2596
jhawach@contal.com

Annual Shareholders' Meeting
April 27, 2006, 12:00 noon
Dr. Burton E. Grossman Auditorium,
Corporate Headquarters
Tampico, Tamaulipas, Mexico.

Financial Highlights

In millions of constant Mexican pesos as of December 31, 2005

	2005	2004	Variation %
Net Revenue	10,624	10,311	3.0
Operating Income	1,740	1,716	1.4
Majority Net Income	1,205	1,116	8.0
Total Assets	8,916	10,337	-13.8
Total Liabilities	1,959	1,887	3.8
Majority Interest	6,952	8,445	-17.7
Earnings Per Share (Pesos)	1.61	1.49	8.0
Operating Cash Flow Per Share (Pesos)	2.77	2.77	0.0
Closing Stock Price Per Share (Nominal Pesos)	17.65	21.40	-17.5
Cash Dividends Per Share (Nominal Pesos)	3.50	1.25	180.0
Average Outstanding Shares (Millions)	750	750	0.0
Capital Expenditures	281	255	10.2

Net Revenues

In millions of constant Mexican Pesos as of December 31, 2005


11,108
11,032
10,818
10,311
10,624
2001
2002
2003
2004
2005

Income

In millions of constant Mexican Pesos as of December 31, 2005


2,185
1,315
2,159
1,432
1,810
1,237
1,716
1,116
1,740
1,205
2001
2002
2003
2004
2005
Operating
Majority Net

Operating Cash Flow

In millions of constant Mexican Pesos as of December 31, 2005


2,517
2,508
2,165
2,077
2,077
2001
2002
2003
2004
2005

Total Assets

In millions of constant Mexican Pesos as of December 31, 2005


9,291
9,870
10,481
10,337
8,916
2001
2002
2003
2004
2005

Total Liabilities

In millions of constant Mexican Pesos as of December 31, 2005


2,320
2,080
2,098
1,887
1,959
2001
2002
2003
2004
2005

Majority Interest

In millions of constant Mexican Pesos as of December 31, 2005


6,966
7,787
8,380
8,445
6,952
2001
2002
2003
2004
2005

Message from the Chairman of the Board

Dear Shareholders:

With the completion of 2005, it is once again my honor to report to you the results we obtained during the year thanks to our 13,700 Employees.

Driven by a business philosophy based on excellence in execution, integrity and continuous positive evolution, I am pleased to mention that the outstanding results we achieved were a reflection of our Employees' tenacious commitment to the company's growth. Because of that, today our organization is stronger, more flexible and more capable of responding to an evolving marketplace, with a clearly defined focus on Customer and Consumer Service.

Global and local trends all point to the fact we are in an ever changing, intensely demanding business environment of greater competition, shifting consumer habits and expanding purchasing options for consumers. This, added to constant price increases, compels us to be more efficient, more accurate in our business strategies and more agile in capitalizing on our experience and ability to embrace new growth opportunities.

During the year we implemented the necessary for optimizing our internal operating structure, streamlining our market performance and, above all, holding onto our Customers' and Consumers' preference. To that end we fully relied on our segmentation strategy, new information technologies and keeping tight control over costs and expenses.

The timely application of these measures allowed us to lay solid foundations for our future growth and to continue to successfully respond to the changing environment in which we operate.

Thanks to the operating effectiveness and efficiency that profiles our work team, during 2005 we achieved the following financial results:

- Net Revenues reached 10,624 million pesos, a 3% increase over the previous year.
- Operating Income rose to 1,740 million pesos, a 1.4% improvement over 2004.
- Majority Net Profit was 1,205 million pesos, an impressive 8% growth.
- Operating Cash Flow was 2,077 million pesos, reflecting a 19.6% sales margin.
- The Cost of Net Debt remained at zero.

Thanks to these results Grupo Continental is now a financially healthy company; one with the solidity it needs to seize lucrative business opportunities with greater confidence and assurance for Investors.

A transformation process that makes us stronger

Our successful evolution toward new operational and specialized service approaches has its roots in the proven experience and ability of our Executive Team and Employees, all of whom are committed to the long-term strategies approved by our Board of Directors to guarantee the growth and profitability of each of our businesses.

Within the positive course set for our Group stands out our focus on driving the Coca-Cola Company brand portfolio. With that goal in mind we constantly prepare and adapt our organization to continue satisfying our consumers' diversity of tastes and preferences. We are acutely aware of the privilege and responsibility that comes with operating in Mexico, the country with the highest per capita consumption of Coca-Cola products in the world, and we clearly recognize the enormous growth potential the nation's predominantly young population represents for the future.

As a socially responsible company, having full respect for and collaboration with the communities in which we operate is a priority of our organizational philosophy.

This not only demands much from our organization, but also motivates us to continue innovating and developing the business in a way that lets us capitalize on synergies with Coca-Cola, the most valuable and recognized brand on the planet. In Mexico, Coca-Cola is celebrating 80 years –more than half of which, since our group's founding, Grupo Continental has been part of the brand's success.

We honor this close relationship and affiliation as a Coca-Cola system, with the work we are doing today, together, to define a long-term planning model that allows us to focus our strategic priorities and investments with profitable growth.

On this road to becoming a better company, we are accompanied by the example of our founder, Dr. Burton E. Grossman, who defined the principles that give sustenance to our actions and growth as a team. To him our deepest gratitude.

For staying with us through another year of successful results, our most profound appreciation goes to our Investors for your ongoing trust. To you we reiterate our commitment to generating new value-creating opportunities through an operation that is consistently more efficient and productive.

To our Customers and Consumers, the reason our business exists, and for whom we are constantly looking for new and better ways to serve, goes our sincerest thanks for your preference throughout these years.

To our Suppliers, a very special expression of gratitude for your professional commitment and alignment with our rigorous strategic demands for meeting the growing and challenging needs of a dynamic operation.

To our honorable Board of Directors, our genuine appreciation and respect to its members, each of whom guarantee that our vision, mission and values continue to stand as the institutional pillars that give meaning to our constant evolution and assure the direction and continuity of our organization into the future.

Fully aware of the extraordinary effort needed to achieve the objectives and goals we have set for ourselves, we offer our most heartfelt gratefulness and recognition to our Employees and Executives for their loyal, professional, dedicated effort, which today is reflected in the excellent results we are reporting and the integral development of each of us that form part of the Grupo Continental family.

Once again, thank you very much to all of you for being part of and believing in this great company and always offering your invaluable support to ensure a stronger, more committed Grupo Continental for future generations.

Sincerely,

Cynthia H. Grossman
Chairman of the Board

Chief Executive Officer's Report

Dear Friends:

Focused on our Goal to Assure Sustainable Growth and the Creation of Value for the Future, we are very pleased with the excellent results we achieved in 2005. As our Chairman of the Board mentioned, our sales volume last year was the best in the Group's history. Not only was this significant financially, but the morale of our Employees was strengthened thanks to the fact that we reached the entire range of Objectives and Goals laid out by the Board.

1. We reinvigorated growth of the Coca-Cola brand through better execution, segmentation and differentiation for meeting the needs of our customers and consumers. With this brand alone we obtained a 2.5% increase, registering 209 million unit cases, which represents 77.5% of our total soft drink sales.

2. We concluded negotiations with the Coca-Cola Company for defining a business plan in the new category of non-carbonated products, and the creation of the company "Servicios de Bebidas Refrescantes" with the participation of all Mexican bottlers and the Coca-Cola Company.

3. We continued with our strategy to centralize production centers to better serve our market and reduce costs and expenses. We have consolidated the 17 operational units we had in 2002 into 12.

4. We increased both internal and external synergies in purchasing, production and logistics.

5. We concluded the standardization study for the vehicles and pallets required for new products and presentations.

6. We widened our coverage of Ciel water in jugs in existing territories where, ten years after the market launch, this brand now represents 100 million unit cases for us annually, or more than 25% of our total sales volume.

7. We surpassed our Total Sales Volume objective by growing 5.3%, reaching the record number of 370 million unit cases.

8. Our Quality Index was among the highest in the industry, a factor that is directly reflected in the continuing preference of our consumers for our products.
9. We reached our share target in the Non-Alcoholic Ready-To-Drink (NARTD) beverage segment, with 35% and growth opportunities in the remaining 65%.
10. We beat the Return On Invested Capital we had planned, obtaining 16.8%, the highest within Mexico's non-alcoholic beverage industry.

2005's results will enable us to deal with the evolving drink industry with greater strength, continue with the structural changes needed and assure our company's sustainable long-term profitability.

To align our organization with the key business strategy: SEEK PROFITABLE GROWTH OPPORTUNITIES THAT ASSURE THE COMPANY'S EXISTENCE FOR FUTURE GENERATIONS, we will continue developing and channeling the talents of our Employees, as well as increasing on our differentiation in the market, execution, products, services and cost reductions.


Value on the Mexican
Stock Exchange (BMV)
Millions of Dollars
421.6
1102.2
1,230.7
1,272.3
1,430.7
1,235.9
1995
2001
2002
2003
2004
2005
Compound Annual Yield in USD on BMV
1995-2005: 11.4%


Paid Dividends (%)
over Majority Net Income
38.5
51.1
44.4
82.4
243.1
2001
2002
2003
2004
2005

Ready for the future

Our Board of Directors has approved ten Objectives and Goals for 2006. Together they highlight the strength of our alliance with The Coca-Cola Company through the following six strategies for the Creation of Value founded on profitable, sustainable growth:

- Build on our fundamental strengths in distribution and refrigeration.
- Generate new growth channels through our brands, especially with Coca-Cola and low-cal products.
- Continue expanding in profitable non-carbonated drink segments.
- Grow our presence at immediate consumption occasions and channels.
- Innovate in merchandising and promotions.
- Increase our efficiency and effectiveness.

Through our commitment to being socially responsible we aspire to continue counting on the respect of our communities that favor us by purchasing and consuming our products. We have already done this for more than 40 years by valuing local cultures and the basic principles that, for generations, formed the vision of our company's founder, Dr. Burton E. Grossman.

On behalf of our Group's Team of Employees, I offer our gratitude to the Board of Directors for its support in always staying focused on our mission to Assure Customer Service and Consumer Satisfaction. Only in this way can we carry through on our vision To Become a High Performance Company.

To our Shareowners our thanks for trusting in a future of profitable growth opportunities and the ability of our Team of Employees to get us there. We will continue working to protect and grow your investment.

To our Customers, Consumers and Suppliers go our deepest appreciation because thanks to you this company has grown successfully and will continue to do so for many years to come.

Sincerely,

Marcos Aguilar Romo
Chief Executive Officer

Operating Results 2005

The following operating results for Grupo Continental in the different non-alcoholic ready-to-drink (NARTD) beverage categories are based on "NCCT" (New Continuous Consumer Tracking) methodology.

Market Volume and Share

All Categories

Including allowances and samplings, the Group registered a total sales volume for 2005 of 370.4 million unit cases, or a 5.3% increase over the previous year.

Total Sales Volume

Sales + Sampling on Million of Unit Cases



370
354
352
343
334
2001
2002
2003
2004
2005

This figure represents an annual per capita consumption of 698 unit bottles of the Coca-Cola Company products, the equivalent to 165 liters per person, one of the highest in Mexico.

The company's overall share of the NARTD beverage market was 35.1%.

Soft Drinks

In this category we achieved a total sales volume of 269.1 million unit cases, of which 208.5 million correspond to the cola segment and 60.6 million to the flavored segment.

Bottled Water

Our bottled water sales for 2005 accounted for 100.6 million unit cases of our total sales volume.

Of this volume, Ciel single-serve bottles accounted for 14.3 million unit cases and Ciel in 20-liter jugs 86.3 million unit cases, or 24.5 million jugs.

Other Categories

To take advantage of the new consumer trend toward non-carbonated beverages, in addition to launching brands in these categories, in 2005 the modern channel Servicios de Bebidas Refrescantes, S.A. de C.V., was formed in which all Coca-Cola Company bottlers in Mexico will participate to attend customers.

Market Development

During 2005 we continued fortifying the portfolio of brands and presentations with 34 new products and 425 launching events, such as the 310 ml presentation of “Spacio Leve” in a thin can for the low-calorie segment, Ciel Aquarius, Minute Maid Revita and new flavors of Nestea. With these we now have more than 140 SKU’s in the market.

Our bottlers throughout our territory continued implementing the organization’s segmentation program and evolving execution at points of sale, impacting positively on results.

As to distribution, in addition to specializing in customer service through a modern channel for the greater Guadalajara Metropolitan Area, we concluded implementing new distribution models in the rest of the channels. This has not only enabled us to improve service and productivity, but also to achieve a quantum leap forward through the use of telesales staff.

For the period being reported we implemented 16 promotional campaigns targeting Customers and Consumers:

- Ten focused on consumers, such as "Kbzones", "Vasos Coca-Cola", "Las Cosas como Son" and "Cachivaches Coca-Cola".
- Two were for retailers: "Socio Distinguido" and "Detallista Seguro".
- Four were for strengthening the Coca-Cola brand image: the "8th Coca-Cola Cup", "Konec-t Coca-Cola" interactive online program, "Rockola Coca-Cola" and "Caravana Navideña Coca-Cola"

We continued installing cooling equipment, including refrigerators, fountain equipment and vending machines, reaching a current total of over 153,000 units in the market, or 7,000 more than the year before.

At the close of 2005 the Group served 892,000 customers, 222,000 in the soft drink segment and 670,000 in the jug bottled water segment, through a total of 2,157 sales routes.

Total Sales

Sales + Sampling 2005 (Total Products)


23.2%
16.4%
3.9%
0.2%
56.3%
Million of Unit Cases
Colas 208.5
Flavored Soft Drinks 60.6
Water in 20-liter Jugs 86.3
Bottled Water 14.3
New categories 0.7

Sales by Channel


3.8%
1.3%
1.4%
0.9%
6.7%
9.9%
6.7%
69.3%
Corner Market Stores
Restaurants and Fast-food
Convenience Stores and Pharmacies
Bars
Supermarkets
Schools
Industry and Offices
Others

Sales Mix by Package
Excluding water in 20-liter jugs


Single-Serve
51.4%
Multi-serve
48.6%
Non
Returnable
54.6%
Returnable
45.4%

Market Share of Non-alcoholic Ready-to-Drink Beverages


25.4%
25.2%
32.7%
0.2%
42.1%
9.5%

	Industry	CONTAL
Sodas	32.7%	25.4%
Bottled Water	42.1%	9.5%
Other Categories	25.2%	0.2%
Totals	100%	35.1%

Percentage of Water Sales as a part of the Group's Total Sales Volume

Sales + Sampling 2005 (Bottled Water + 20-liter Jugs)


17.8
21.4
24.0
26.0
25.5
27.1
2000
2001
2002
2003
2004
2005

Launching Events


76
305
328
653
195
425
2000
2001
2002
2003
2004
2005

Consistent Year-Round Demand

As a Percentage of Annual Total Sales Volume


6.9
6.6
8.0
8.5
8.9
9.4
9.2
8.8
8.5
8.4
7.9
8.9
ENE
FEB
MAR
ABR
MAY
JUN
JUL
AGO
SEP
OCT
NOV
DIC

Management's Financial Responsibility

Management is responsible for the preparation of Grupo Continental's financial statements and other financial information included in this report. This responsibility includes maintaining the integrity and objectivity of financial records and the preparation of the financial statements in conformity with Mexican Generally Accepted Accounting Principles (GAAP).

The Group' Management maintains an internal control structure intended to provide, among other things, reasonable assurance that its records include the transactions of its operations in all material aspects and to provide protection against significant misuse or loss of company assets.

The internal control structure is supported by the careful selection and training of qualified personnel, written policies and procedures, and a staff of internal auditors.

The independent firm of Horwath Castillo Miranda, Certified Public Accountants, has audited Grupo Continental's financial statements.

The appointed Auditor is a Certified Public Accountant and partner in a firm of Public Accountants. As a member of the Institute of Public Accountants, he has an obligation to observe the standards set by the Institute. His professional activities include participation in accounting standards committees and executive councils, and he serves as Auditor for a variety of Mexican and non-Mexican companies.

The Grupo Continental Audit Committee consists of Carlos Garcia y Rodríguez, CPA and José Luis Fernández Fernández, CPA, auditor and alternate, respectively, both of which meet the required qualifications.

The audit was conducted in accordance with generally accepted auditing standards that included consideration of the Group's internal control structure. For further reference, the Independent Auditors' Report is included in this document.

The Board of Directors of Grupo Continental, S.A, acting through its Audit Committee—which is comprised solely of persons not employed by the company—is responsible for confirming that management fulfills its responsibilities in the financial control of operations and the preparation of financial statements.

The Audit Committee suggests candidates for appointment as independent auditors to the Board. The Committee meets regularly with management, internal auditors, and the independent auditors.

The Audit Committee has full and free access to the independent auditors and internal auditors. The Committee meets with them to discuss their audit work, the company's internal controls, and financial reporting matters.

Marcos Aguilar Romo
Chief Executive Officer

Miguel Angel Rábago Vite
Chief Financial Officer

Audit Committee's Report

February 23, 2006

Board of Directors
and Shareholders Meeting of
Grupo Continental, S.A.

To comply with the provisions of Article 14 bis 3, Sections IV, subparagraph c) and V, subparagraph a), of the Securities Market Law, in my capacity as Chairman of the Audit Committee of the Board of Directors of Grupo Continental, S.A., I provide you the annual report of activities performed by this Committee, corresponding to the fiscal year comprised between January 1 and December 31, 2005.

Review and approval of the Internal Annual Audit Plan for the year 2005

We reviewed and gave our approval to the Annual Audit Plan for the fiscal year 2005 submitted by the company. We ensured that the company applied a special scope in its internal reviews, so that the higher risk operation channels were served. Structure of the Internal Control System

The company keeps an appropriate Internal control structure that provides security in the registries of all its transactions, supported by documented manuals, policies and procedures which are updated from time to time.

It also has General Management and Accounting Policies which are consistently applied; with audit questionnaires for specific risk channels, as well as thorough and permanent internal audit plans applied by a team of qualified and trained Internal Auditors, who, together with external Auditors, evaluate the Internal Control from time to time.

Effectiveness of the Internal Control System

Through the Internal and External Audit Reports that were submitted to us, we ensured that the company kept its internal control structure in efficient operation during the entire fiscal year, based on detailed registry systems of each and all its business transactions and internal transactions. We also received satisfactory reports on the objectivity and completeness of accounting records, and on the quality and transparency of financial information submitted to the Board of Directors, to the General Shareholders Meeting, the National Banking and Securities Commission and the Mexican Stock Exchange.

The foregoing allowed us to verify that the company is provided with sufficient security in the registration of all its transactions, and we also ensured that strict care and protection is kept against any significant abuse or loss of assets.

Quality and transparency of financial information

Based on the Annual Report submitted to us on the quality of financial information by the Controllership Office, we verified that the intermediate financial statements were prepared with the same policies, criteria and practices with which the annual information is prepared, pursuant to the generally accepted accounting principles in Mexico.

The financial statements of each of the subsidiaries of Grupo Continental, S.A. and the consolidated financial statements corresponding to the closing of the fiscal year 2005, were audited by Mr. Carlos Rivas Ramos, partner of the independent firm of Certified Public Accountants Horwath Castillo Miranda with satisfactory results.

Performance of legal provisions

The members of this Committee have verified and agreed to the activities performed by the company during the fiscal year concerning the compliance with legal provisions and handling of legal matters.

Merger of subsidiaries

We were informed of the merger process of two subsidiaries that disappeared, one in the State of Aguascalientes and one in the State of Zacatecas, verifying that the same was conducted in compliance with all tax, legal, administrative and accounting provisions.

Compliance with requirements to exercise the external audit power-of-attorney

We ensured the existence of sufficient documentary evidence guaranteeing that the External Auditor proposed to prepare the tax audit and financial statements of the group companies, meets all the requirements established by the National Banking and Securities Commission to perform its duties.

Contracting of External Auditors

On July 28, 2005, the proposal to contract the External Auditor, Mr. Carlos Rivas Ramos, Partner of the Independent Certified Public Accountant Firm Horwath Castillo Miranda y Cía., S.C., was submitted and duly approved by the Board of Directors of Grupo Continental, S.A., to perform the following professional duties:

- Perform the External Audit works of subsidiaries of Grupo Continental, S.A. for the fiscal year elapsed between January 1 and December 31, 2005.
- Prepare the Financial and Tax Opinion of the subsidiaries and the consolidated Financial Opinion for the same term.
- Prepare a letter of tax and internal control observations derived from the review thereof by each company.

Financial Statements with Opinion

The financial statements for the fiscal year from January 1 to December 31, 2005, with the opinion of the External Auditor were submitted to us for review without exceptions.

Sincerely,

CPA Germán Eichelmann Rodríguez

Grupo Continental, S. A. y Subsidiarias
Consolidated Financial Statements 1996 to 2005
Millions of constant Mexican pesos as of December 31, 2005

	Compound Annual Growth 96 - 05 (10 years)	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Net Sales	4.2%	10,624	10,311	10,818	11,032	11,108	10,206	9,117	8,292	7,235	6,721
Cost of Sales		5,061	4,811	5,033	4,811	4,918	4,592	4,371	4,070	3,596	3,396
Gross Profit	4.6%	5,563	5,500	5,785	6,221	6,190	5,614	4,746	4,222	3,639	3,325
Gross Margin		52.4%	53.3%	53.5%	56.4%	55.7%	55.0%	52.1%	50.9%	50.3%	49.5%
Operating Expenses		3,823	3,784	3,975	4,062	4,005	3,559	3,141	2,759	2,502	2,402
Percentage of Net Sales		36.0%	36.7%	36.8%	36.8%	36.0%	34.9%	34.5%	33.3%	34.6%	35.7%
Operating Profit	6.8%	1,740	1,716	1,810	2,159	2,185	2,055	1,605	1,463	1,138	923
Operating Margin		16.4%	16.6%	16.7%	19.6%	19.7%	20.1%	17.6%	17.6%	15.7%	13.7%
Comprehensive Cost of Financing		-2	38	-110	-132	-53	-93	-43	-24	3	65
Other Revenue, Net		49	12	43	25	40	36	21	7	34	13
Profit Before Taxes and Profit Sharing	7.8%	1,791	1,690	1,963	2,316	2,278	2,184	1,669	1,494	1,169	871
Taxes and Employee Profit Sharing		737	716	876	1,009	1,091	1,040	740	646	524	385
Equity in Net Earnings of Associate Companies		151	143	150	122	97	73	169	220	209	226
Discontinued Operations		0	0	0	0	-31	0	0	-57	0	0
Consolidated Net Profit		1,205	1,117	1,237	1,429	1,315	1,219	1,098	1,125	854	712
Consolidated Minority Profit		0	1	0	-3	0	4	-2	0	0	18
Consolidated majority Profit	7.6%	1,205	1,116	1,237	1,432	1,315	1,215	1,100	1,125	854	694
Majority Net Profit Margin		11.3%	10.8%	11.4%	13.0%	11.8%	11.9%	12.1%	13.6%	11.8%	10.4%
Income Per Share		1.61	1.49	1.65	1.91	1.76	1.63	1.47	1.50	1.14	0.93
Shares		750	750	750	750	749	747	749	750	750	750

Operating Profit

In millions of constant Mexican Pesos as of December 31, 2005


923
1,138
1,463
1,605
2,055
2,185
2,159
1,810
1,716
1,740
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Income Before Taxes and Employee's Profit Sharing

In millions of constant Mexican Pesos as of December 31, 2005


871
1,169
1,494
1,669
2,184
2,278
2,316
1,963
1,690
1,791
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Majority Net Income


694
854
1,125
1,100
1,215
1,315
1,432
1,237
1,116
1,205
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Analysis of Financial Results

Millions of constant Mexican pesos as of December 31, 2005

	2005	%	2004	%
Net Revenues	10,624	100.0	10,311	100.0
Cost of Sales	5,061	47.6	4,811	46.7
Gross Profit	5,563	52.4	5,500	53.3
Operating Expenses	3,823	36.0	3,784	36.7
Operating Income	1,740	16.4	1,716	16.6
Comprehensive Cost of Financing	-2	0.0	38	0.4
Other Revenue, Net	49	0.5	12	0.1
Income Before Taxes and Employee Profit Sharing	1,791	16.9	1,690	16.3
Taxes and Employee Profit Sharing	737	7.0	716	6.9
Equity in Net Earnings of Associated Companies	151	1.4	143	1.4
Consolidated Net Profit	1,205	11.3	1,117	10.8
Minority Net Profit	0	0.0	1	0.0
Majority Net Profit	1,205	11.3	1,116	10.8

Free Cash Flow

Millions of constant Mexican pesos as of December 31, 2005

Operating Cash Flow (EBITDA)		2,077
Minus:		
Payment of Taxes and Employee Profit Sharing	782	
Payment of Dividends	2,681	
Fixed Asset Acquisitions	273	
Dividends Received from PIASA	-105	
Financial Products	-52	
Other Revenue, Net	-49	
Variations in Working Capital	14	3,544
Free Cash Flow		-1,467

Analysis of Financial Results

2005 was a successful year for Grupo Continental, registering an Operating Margin of 16.4% and a Majority Net Profit of 1,205 million pesos.

Cash Flow was 2,077 million pesos, or 2.77 pesos per share.

Net Sales

Net Sales at the close of 2005 were 10,624 million pesos, which represent a 3.0% increase over 2004. This remarkable rise in our sales volume was the result of excellent execution at point of sale.


Net Sales
10,311
10,624
2004
2005
In millions of constant Mexican Pesos as of December 31, 2005

Total sales volume, which includes soft drinks, single serve water, other beverage categories and water in jugs, reached 362 million unit cases, before allowances and samplings. Our sales mix was made up of 261 million unit cases of soft drinks, 14 million single-serve sizes of water, 1 million unit cases of other beverage categories, and 86 million unit cases of water in jugs.

Cost of Sales

Cost of Sales was 5,061 pesos, the equivalent to 47.6% of Net Sales for the year. This represents a 12-month increase of 5.2% owing to the rise in the cost of PET, which was due to natural phenomenon that effected the main production plants of this consumable, as well as the increase in the volume of PET used for a greater sales mix of one-way presentations.


Cost of Sales
4,811
5,061
2004
2005
In millions of constant Mexican Pesos as of December 31, 2005

Operating Expenses

Operating Expenses totaled 3,823 million pesos, or 36.0% of Net Sales, which is a reduction of 0.7 percentage points compared to the previous year. A better absorption of fixed expenses was directly related to our greater sales volume.

Operating Expenses


3,784
3,823
2004
2005

In millions of constant Mexican Pesos as of December 31, 2005

Operating Profit

Operating Profit reached 1,740 million pesos; 16.4% of Net Sales, or a 1.4% increase over 2004.

Operating Profit


1,716
1,740
2004
2005

In millions of constant Mexican Pesos as of December 31, 2005

Comprehensive Cost of Financing

This account reached 2 million pesos in 2005, comparing favorably to the 38 million hit we took the year before. This was mainly attributable to greater income from higher interest rates and lower losses in our monetary position.

Comprehensive Cost of Financing


38
-2
2004
2005

In millions of constant Mexican Pesos as of December 31, 2005

Other Revenue, Net

This concept registered 49 million pesos, which represents 0.5% of Net Sales and a 0.4 percentage increase over 2004.

Other Income, net


49
12
2004
2005

In millions of constant Mexican Pesos as of December 31, 2005

Taxes and Employee Profit Sharing

Totaling 737 million pesos for the year, this column equals 7.0% of Net Sales. Tax Rates and Profit Sharing as of December 31, 2005 were 30% and 10% respectively.

Income Tax and Employee's Profit Sharing (ISR and PTU)


716
737
2004
2005

In millions of constant Mexican Pesos as of December 31, 2005

Equity in Earnings of Associated Companies

Equity in the earnings of our affiliated companies reached 151 million pesos, the equivalent to 1.4% of Net Sales. Our associate, Promotora Industrial Azucarera, S.A. de C.V., whose activity is the production and sales of sugar, accounted for 140 million; the remainder came from Industria Envasadora de Querétaro, S.A. de C.V. and Andamios Atlas, S.A de C.V.

Equity of Net Earnings in Associated Companies


143
151
2004
2005

In millions of constant Mexican Pesos as of December 31, 2005

Majority Net Income

Majority Net Income reached 1,205 million pesos, which represents 11.3% of Net Sales and 1.61 pesos in Earnings Per Share.

Majority Net Profit


1,116
1,205
2004
2005

In millions of constant Mexican Pesos as of December 31, 2005

Our Company

Under the leadership of founder Dr. Burton E. Grossman, Grupo Continental began operations in 1964 in the port town of Tampico, Tamaulipas, Mexico, where its corporate headquarters are still located today.

Grupo Continental is a total beverage company dedicated to manufacturing, marketing and distributing brands belonging to The Coca-Cola Company, such as Coca-Cola, Coca-Cola Light, Coca-Cola Light Caffeine Free, Fanta, Fanta Free, Sprite, Sprite Zero, Fresca, Fresca Uno, Lift, Lift Ligera, Senzao, Delaware Punch, Nestea, Nestea Light, Powerade, Minute Maid, Ciel, Ciel Aquarius, Ciel Mineralized waters and Dasani.

The strategic directives defined by our Board of Directors and veteran team of Employees has allowed Grupo Continental to become the 10th largest Coca-Cola bottler in the world.

The company has 8* production and distribution centers, 2* production centers and 72* distribution centers found in the main population centers in the Mexican states of Aguascalientes, Coahuila, Colima, Durango, Jalisco, San Luis Potosí and Zacatecas. The Group provides employment to over 13,700 people.

Within the company's Coca-Cola franchise, which covers 110,000 square miles, or 14.5% of Mexico, the Group meets the needs of more than 12.7 million potential consumers and a network larger than 890,000 customers with Coca-Cola products.

Grupo Continental's shares are traded on the Mexican Stock Exchange under the ticker name "CONTAL," and in the United States as "GPOCY" as an over-the-counter Level 1 ADR.

In the manufacture of its products, our bottling plants use only 100% Mexican refined sugar that comes from Promotora Industrial Azucarera, S.A. de C.V., which has two of the country's most productive mills with ISO-9002 certification. Grupo Continental has 49% ownership in this company and, along with other Coca-Cola bottling partners, consumes more than 350,000 metric tons of sugar annually.

* As of april 2006.

Franchise Territory*


Grupo Continental, S.A.
8 Production and distribution centers
2 Production centers
11 Urban distribution centers
61 Rural distribution centers
Corporate Headquarters in Tampico, Tamps.
Ceballos
LAGUNERA
Fco. I. Madero
San Pedro
Santa Rita
San Agustín
Estadio
Revolución
Matamoros
Cuencamé
Santiago Papasquiaro
Rodeo
Nuevo Ideal
Canatlán
Guadalupe Victoria
Miguel Auza
GUADIANA
Vicente Guerrero
El Salto
Rio Grande
Sombrerete
Fresnillo
Calera
Valparaíso
ZACATECAS
Jeréz
Ojo Caliente
Salinas
Charcas
Tula
Rincón de Romos
Loreto
Ahualulco
Villa Hidalgo
Cerritos
Cárdenas
Juárez
SAN LUIS
Rioverde
Tamasopo
San Ciro
Santa María
Colotlán
Pabellón
Las Trojes
Ojuelos
Sánchez Román
Tabasco
Jalpa
AGUASCALIENTES
Teocaltiche
Encarnación
Huentitán
Belenes
ZAPOPAN
LA FAVORITA
Juchipila
Yahualica
San Juan
Jalostotitlán
Cuquío
Arandas
LOS ALTOS
Tequila
Tala
Zapotlanejo
Atotonilco
AMECA
Poncitlán
Cocula
Tecolotlán
Zacoalco
Chapala
Ocotlán
Autlán
El Álamo
San Rafael
Casimiro Castillo
Cihuatlán
Tecomán
Manzanillo
Ranchito

- **110,000 sq/mi** Franchise Territory
- **12.7 million** inhabitants
- **890,00** Clients
- **8** Production and Distribution Centers, **2** Production Centers
- **72** Distribution Centers
- **2,157** Sales Routes
- **4,787** Distribution and Market Support Vehicles
- **140** Products and Presentations in the Market
- **13,700** Employees
- **698** Per capita Bottle Units
- Grupo Continental Sales Volume represented **15.7%** of total sales of The Coca-Cola Company's products in Mexico

* As of april 2006.

Bussines Philosophy

All of us who work at Grupo Continental are committed to intensely and consistently embodying the organization's Culture, Vision, Mission and Values, and making these a part of everything we do.

Culture

Our culture is oriented towards achieving excellence.

Vision

To be a high performing company.

Mission

Assure customer service and consumer satisfaction.

Values

Our most important value is integrity based on respect and justice.

Business Strategy

Pursue profitable growth opportunities that assure the company's presence for future generations.

Board of Directors

Cynthia H. Grossman Chairman of the Board (1983)(2,6)	**Christopher Grossman** Alternate Member (2005)(7)
Bruce E. Grossman Vice Chairman of the Board (1977)(2,6)	**Brandon E. Grossman** Alternate Member Private Investor (2005)(7)
Marcos Aguilar Romo Secretary Chief Executive Officer, Grupo Continental, S.A. (1981)(2,7)	**Roberto Martínez Garza** Alternate member Chief Council and Director of Human Resources Grupo Continental, S.A. (1993)(7)
Modesto Llarena Arriola Treasurer Business Consultant (2003)(2,3,4)	**Manuel Ramírez Pineda** Alternate Member Private Investor (2005)(4)
Pedro Manuel García Elizondo Assistant Chief Executive Officer, Grupo Continental, S.A. (2002)(3,7)	**Miguel Ángel Rábago Vite** Alternate Member Chief Financial Officer Grupo Continental, S.A. (2000)(7)
Germán Eichelmann Rodríguez Business Consultant (2004) (1,4)	**Jaime Zorrilla de la Garza Evia** Alternate Member Professor and Business Consultant (2005)(4)
Diego Alonso Hinojosa Aguerrevere Businessman and Consultant (2002)(1,4)	**David Gómez Fuentes** Alternate Member Professor and Director of the Instituto de Estudios Superiores de Tamaulipas, A.C. (2005)(4)
Lawrence R. Cowart External Consultant, The Coca-Cola Company (2001)(6)	**Eduardo Arrocha Gío** Alternate Member Vice President and Chief Legal Council, Coca-Cola Latin America (2000)(6)
Daniel Sayre President, Central Latin American Division, The Coca-Cola Company (2005)(1,6)	**Xiémar Zarazúa López** Alternate Member Vice President of Operations, Coca-Cola Mexico (2003) (6)
Felipe Jiménez Business Consultant (2005)(3,4)	**Jorge Antonio Tirado del Pozzo** Alternate Member Private Investor (1983)(4)
Harold T. Circuit Private Investor (1989) (8)	
Carlos Garza y Rodríguez Auditor Partner and Executive Director of the independent accounting firm Horwath Castillo Miranda	**José Luis Fernández Fernández** Alternate Auditor Partner and Director of the independent accounting firm Chévez Ruiz Zamarripa y Cía, S.C.

The Board of Directors of Grupo Continental, S.A. is supported by the following committees: (1) Audits, (2) Finance and Planning, and (3) Assessment and Compensation, which provide analyses and recommendations to the Board of Directors in their respective of expertise. The Board consists of 10 Proprietary Advisors and their respective Alternates and an Honorary Member. Four of the Proprietary Advisors have Independent status, as do their Alternates.

(4) Independent Member
(5) Independent Patrimonial Member
(6) Related Patrimonial Member
(7) Related Member
(8) Honorary Member

The first date in parenthesis indicates the year in which the person became a member of the Grupo Continental, S.A. Board of Directors.

Executive Team

Corporate Executives

Marcos Aguilar Romo (37)
Chief Executive Officer

Pedro Manuel García Elizondo (35)
Assistant Chief Executive Officer

Julián Guzmán Luna (31)
Chief Operating Officer

Roberto Martínez Garza (31)
Chief Council and
Director of Human Resources

Miguel Angel Rábago Vite (29)
Chief Financial Officer

Baldomero Ponce Cruz (27)
Executive Director of Logistics and Supply

Carlos Lobato Pérez (32)
Technical Director

Armando J. González Osante (32)
Director of Civil Engineering

Fred Daniel Acosta (32)
Comptroller

Estanislao Molina Duque (33)
Director of Corporate Image and Services

Eduardo De Gorordo Moreleón (27)
Marketing Director

Sergio García Casanova (14)
Transportation Director

Sergio Serrano Vázquez (25)
IT Director

Miguel Angel Díaz Alonso (27) ✞
Treasurer

Bottling Executives

Carlos Maya Castro (31)
Embotelladora Aguascalientes, S.A. de C.V.

Héctor Zaffa Arredondo (41)
Embotelladora Guadiana, S.A. de C.V.

René Lara Elizondo (28)
Embotelladora La Favorita, S.A. de C.V.

Guillermo Avalos González (33)
Embotelladora Lagunera, S.A. de C.V.

Armando Orta Orrantia (32)
Embotelladora Los Altos, S.A. de C.V.

Fernando González Lasso (27)
Embotelladora San Luis, S.A. de C.V.

Roberto Valdivia Cárdenas (25)
Embotelladora Zacatecas, S.A. de C.V.

Arturo Ruiz Juárez (37)
Embotelladora Zapopan, S.A. de C.V.

Operating Managers

Víctor M. Olivares Maldonado (26)
Embotelladora Aguascalientes, S.A. de C.V.
Centro de Distribución y Producción Las Trojes

Francisco Javier Orendain González (24)
Embotelladora La Favorita, S.A. de C.V.
Centro de Distribución El Alamo

Jesús Cuauhtémoc Alanís Mercado (19)
Embotelladora La Favorita, S.A. de C.V.
Centro de Distribución San Rafael

Oscar Aguirre Valdez (26)
Embotelladora La Favorita, S.A. de C.V.
Centro de Distribución Tecomán

Gerardo Arturo Bejarano Amador (26)
Embotelladora Lagunera, S.A. de C.V.
Centro de Distribución Estadio

Juan Ramón Villarreal Guzmán (24)
Embotelladora Lagunera, S.A. de C.V.
Centro de Producción Revolución

Manuel G. Atilano Santoyo (28)
Embotelladora Lagunera, S.A. de C.V.
Centro de Producción San Agustín

Jorge Elizondo Asturias (14)
Embotelladora San Luis, S.A. de C.V.
Centro de Distribución Juárez

José Peregrino Brambila Bernal (27)
Embotelladora San Luis, S.A. de C.V.
Centro de Distribución Rioverde

Sergio Aldape Conteras (30)
Embotelladora Zacatecas, S.A. de C.V.
Centro de Distribución Fresnillo

Juan L. Gutiérrez Ramírez (32)
Embotelladora Zapopan, S.A. de C.V.

Ignacio Lara Rodríguez (26)
Embotelladora Zapopan, S.A. de C.V.
Centro de Distribución Ameca

Rafael Ochoa Partida (30)
Embotelladora Zapopan, S.A. de C.V.
Centro de Distribución Belenes

Fausto Herrera Santana (37)
Embotelladora Zapopan, S.A. de C.V.
Centro de Distribución Huentitán

(*) Years of experience in the industry

Glossary

Coca-Cola Bottling Partner or Bottler: Businesses that buy concentrates or syrups from The Coca-Cola Company, convert them into finished packaged products and sell them to customers.

The Coca-Cola Company: More than 100 years after its founding, The Coca-Cola Company is the world's top producer, seller and distributor of flavored concentrates and syrups used in the production of over 300 market-leading brands of non-alcoholic ready-to-drink beverages in more than 200 countries around the globe.

Serving or Unit Bottle: Eight fluid ounces or 237 ml of finished beverage.

Unit Case: Unit of measurement equal to 192 US fluid ounces of finished beverage (24 servings).

Customer: Retail outlet, restaurant or other operation that sells or serves the group's products directly to consumers.

Customer / Consumer: Person who acquires the products we offer for their consumption directly from the Group's distribution centers of sales routes.

Consumer: Person who acquires and consumes the group's products.

Per Capita Consumption: Average number of servings consumed per person per year in a specific market. The Group calculates its per capita consumption by multiplying unit case volume by 24 and dividing by the population of its franchise territory.

EBITDA: Acronym for Earnings Before Interest and Taxes plus Depreciation and Amortization.

Fountain: System used by retail outlets to dispense product into cups or glasses for immediate consumption.

Market: Geographic area in which the Group does business as defined by its franchise territory.

NARTD: Acronym used to identify Non-Alcoholic Ready-To-Drink beverages sold commercially in the market.

NCCT: Acronym used to identify New Continuous Consumer Tracking, a strategic tactical tool for measuring consumer attitudes and behavior within different beverage categories. Research International handles field applications, and Information Tools, Ltd., processes all data. Both companies are authorized by The Coca-Cola Company.

ROIC: Acronym for Return on Invested Capital.

Vending: Automatic dispenser of canned or bottled cold beverages.

Unit Case Volume: Number of unit cases sold to customers and customer / consumers; the industry standard for measuring NARTD commercial beverage sales in a particular market.

Company Directory

CORPORATE OFFICES

Address:
Avenida Hidalgo No. 2303 Col. Smith
CP 89140, Tampico, Tam. México

PO Box: No. 664
CP 89000, Tampico, Tam. México

Telephone: (833) 241-25-00
Fax: (833) 241-25-77
Internet: www.contal.com
e-mail: tampico@contal.com

MEXICO CITY OFFICES

Address:
Andrés Bello No. 45, Piso 13 Despacho B
Col. Chapultepec Polanco
CP 11560, México, D.F.

Telephone: (55) 5282-1009
(55) 5282-1098
(55) 5282-1519
(55) 5282-2932
(55) 5282-2797
Fax: (55) 5282-1485

Grupo CONTINENTAL S.A.

Annual Report

2005

Audited Financial Statements

Horwath Castillo Miranda

To the Shareholders of
Grupo Continental, S. A.

We have audited the accompanying consolidated balance sheet of Grupo Continental, S. A. and subsidiaries, and the balance sheet of Grupo Continental, S. A. as of December 31, 2005 and 2004, and the related consolidated and individual statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Mexican Generally Accepted Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Continental, S. A. and subsidiaries, and Grupo Continental, S. A. as of December 31, 2005 and 2004, and the results of their operations, the changes in their shareholders' equity and the changes in their financial position for the years then ended, in conformity with Mexican Generally Accepted Accounting Principles.

HORWATH CASTILLO MIRANDA

C.P.C. Carlos Rivas Ramos

Guadalajara, Jalisco,
Mexico
January 20, 2006

GRUPO CONTINENTAL, S. A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
Expressed in thousands of constant Mexican pesos as of December 31, 2005

	December 31, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,498,697	$ 2,965,976
Notes and accounts receivable:		
Trade accounts receivable	335,884	318,513
The Coca-Cola Company	64,134	24,650
Other current assets	36,469	27,154
Recoverable taxes	8,029	14,617
Inventories (Note 5)	761,997	792,138
Total current assets	2,705,210	4,143,048
Investments in shares (Note 6)	1,037,524	989,987
Property, plant and equipment, net (Note 7)	4,455,055	4,518,820
Other non-current assets, net (Notes 3-g and 9)	717,864	685,643
	$ 8,915,653	$ 10,337,498
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-Term liabilities:		
Suppliers (Note 8)	$ 385,089	$ 340,989
Taxes and other accounts payable	192,590	202,240
Income tax	25,432	
Employees' statutory profit sharing	189,538	179,283
Total short-term liabilities	792,649	722,512
Long-term debt:		
Pension plans and seniority premiums (Note 9)	339,045	282,469
Deferred income taxes (Note 12)	827,133	882,430
Contingencies and commitments (Note 13)		
	1,166,178	1,164,899
Total liabilities	1,958,827	1,887,411
Shareholders' equity (Note 10):		
Majority interest:		
Capital stock	883,391	883,391
Additional paid-in capital	37,668	37,668
Deficit from restatement of shareholders' equity	(723,861)	(705,955)
Accumulated effect of deferred income tax	(1,064,103)	(1,064,103)
Retained earnings	6,613,644	8,178,233
Net income	1,205,039	1,115,861
Total majority interest	6,951,778	8,445,095
Minority interest (Note 11)	5,048	4,992
	6,956,826	8,450,087
	$ 8,915,653	$ 10,337,498

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
Expressed in thousands of constant Mexican pesos as of December 31, 2005

	Years ended December 31, 2005	2004
Net sales	$ 10,623,771	$ 10,310,905
Cost of sales:		
Cost of sales	4,941,754	4,684,690
Depreciation and amortization	118,809	126,102
	5,060,563	4,810,792
Gross profit	5,563,208	5,500,113
Operating expenses:		
Selling	1,479,793	1,385,998
Advertising and promotion	371,426	335,450
Transportation	427,337	432,247
General and administrative	1,326,470	1,395,311
Depreciation and amortization	217,816	235,446
	3,822,842	3,784,452
Operating profit	1,740,366	1,715,661
Comprehensive cost of financing:		
Interest expense	15,883	11,975
Interest income	(116,494)	(88,830)
Foreign exchange loss (gain), net	48,329	(3,533)
Loss on monetary position	49,783	118,496
	(2,499)	38,108
Other income, net	48,579	11,891
Income before taxes and equity in earnings of associated companies	1,791,444	1,689,444
Income tax (Note 12)	550,354	474,443
Employees' statutory profit sharing (Note 12)	186,498	241,520
	736,852	715,963
Income before equity in earnings of associated companies	1,054,592	973,481
Equity in earnings of associated companies (Note 6)	150,503	143,381
Consolidated net income	$ 1,205,095	$ 1,116,862
Majority interest	$ 1,205,039	$ 1,115,861
Minority interest (Note 11)	56	1,001
	$ 1,205,095	$ 1,116,862
Income per share (majority interest) (expressed in pesos) (Note 3-p):	$ 1.61	$ 1.49
Weighted average shares outstanding (000's) (Notes 3-p and 10)	750,000	750,000

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S. A. AND SUBSIDIARIES
CONSOLIDATED AND INDIVIDUAL STATEMENT OF SHAREHOLDERS' EQUITY
Expressed in thousands of constant Mexican pesos as of December 31, 2005

	Capital stock	Additional paid-in capital	Deficit from restatement of shareholders' equity	Accumulated effect of deferred income tax	Retained earnings	Net income	Total
Balance at December 31, 2003	$ 883,391	$ 37,668	$ (656,979)	$ (1,064,103)	$ 7,943,534	$ 1,236,501	$ 8,380,012
Application of 2003 net income					1,236,501	(1,236,501)	
Dividends paid					(1,001,802)		(1,001,802)
Comprehensive income (Notes 3-l and 12)			(48,976)			1,115,861	1,066,885
Balance at December 31, 2004	883,391	37,668	(705,955)	(1,064,103)	8,178,233	1,115,861	8,445,095
Application of 2004 net income					1,115,861	(1,115,861)	
Dividends paid					(2,680,450)		(2,680,450)
Comprehensive income (Notes 3-l and 12)			(17,906)			1,205,039	1,187,133
Balance at December 31, 2005	$ 883,391	$ 37,668	$ (723,861)	$ (1,064,103)	$ 6,613,644	$ 1,205,039	$ 6,951,778

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
Expressed in thousands of constant Mexican pesos as of December 31, 2005

	Years ended December 31, 2005	Years ended December 31, 2004
OPERATING ACTIVITIES:		
Net income	$ 1,205,095	$ 1,116,862
Charges (credits) to results not requiring cash:		
Equity in earnings of associated companies, net of dividends received	(45,493)	(36,734)
Depreciation and amortization	336,625	361,548
Provisions for pension plans and seniority premiums	24,546	6,223
Deferred income tax	(49,505)	(107,836)
	1,471,268	1,340,063
Changes in other operating accounts:		
Notes and accounts receivable	(59,582)	29,081
Inventories	15,151	84,667
Suppliers	44,100	(31,279)
Other short-term liabilities	26,037	(22,294)
Resources provided by operating activities	1,496,974	1,400,238
FINANCING ACTIVITIES:		
Pard-in capital of minority interest		838
Income tax payable, long-term	(2,661)	(4,301)
Dividends paid	(2,680,450)	(1,001,802)
Resources used in financing activities	(2,683,111)	(1,005,265)
INVESTING ACTIVITIES:		
Acquisition of fixed assets, net	(272,781)	(254,918)
(Increase) decrease in other non-current assets, net	(8,361)	12,923
Resources used in investing activities	(281,142)	(241,995)
Decrease (increase) in cash and cash equivalents	(1,467,279)	152,978
Cash and cash equivalents at beginning of year	2,965,976	2,812,998
Cash and cash equivalents at end of year	$ 1,498,697	$ 2,965,976

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S. A.
BALANCE SHEET
Expressed in thousands of constant Mexican pesos as of December 31, 2005

	December 31, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,422,624	$ 2,925,614
Recoverable taxes	28,906	49,573
Other current assets	110	
Total current assets	1,451,640	2,975,187
Investments in shares:		
Subsidiaries	5,572,194	5,413,744
Associated companies	1,002,559	963,122
Others	13,146	5,057
	6,587,899	6,381,923
Goodwill, net (Note 3-g)	497,361	497,361
	$ 8,536,900	$ 9,854,471
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term liabilities:		
Accounts payable to subsidiaries	$ 1,559,577	$ 1,391,888
Taxes and other accounts payable	25,545	17,488
Contingencies and commitments (Note 13)		
Total short-term liabilities	1,585,122	1,409,376
Shareholders' equity (Note 10):		
Capital stock	883,391	883,391
Additional paid-in capital	37,668	37,668
Deficit from restatement of shareholders' equity	(723,861)	(705,955)
Accumulated effect of deferred income tax	(1,064,103)	(1,064,103)
Retained earnings	6,613,644	8,178,233
Net income	1,205,039	1,115,861
	6,951,778	8,445,095
	$ 8,536,900	$ 9,854,471

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S. A.
STATEMENT OF INCOME
Expressed in thousands of constant Mexican pesos as of December 31, 2005

	Years ended December 31, 2005	2004
Commissions earned	$ 107,121	$ 104,620
Operating expenses:		
General and administrative	41,722	49,063
Amortization of goodwill (Note 3-g)		36,963
	41,722	86,026
Comprehensive cost of financing:		
Interest expense	190,466	136,460
Interest income	(161,094)	(127,864)
Foreign exchange loss (gain), net	48,271	(3,552)
Loss on monetary position	19,951	83,458
	97,594	88,502
Other expenses, net	23,790	24,861
Loss before income tax and equity in earnings of subsidiaries and associated companies	(55,985)	(94,769)
Income tax, net	5,235	10,806
Loss before equity in earnings of subsidiaries and associated companies	(50,750)	(83,963)
Equity in earnings of subsidiaries and associated companies	1,255,789	1,199,824
Net income	$ 1,205,039	$ 1,115,861

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S. A.
STATEMENT OF CHANGES IN FINANCIAL POSITION
Expressed in thousands of constant Mexican pesos as of December 31, 2005

	Years ended December 31, 2005	2004
OPERATING ACTIVITIES:		
Net income	$ 1,205,039	$ 1,115,861
Charges (credits) to income not affecting cash:		
Equity in net earnings of subsidiaries and associated companies, net of cash dividends of $ 1,043,702 in 2005 and $ 890,061 in 2004	(212,087)	(309,763)
Amortization of goodwill		36,963
	992,952	843,061
Changes in other operating accounts:		
Subsidiaries	167,689	393,694
Other current assets and liabilities, net	28,615	(72,125)
Resources provided by operating activities	1,189,256	1,164,630
FINANCING ACTIVITIES:		
Dividends paid	(2,680,450)	(1,001,802)
Resources used in financing activities	(2,680,450)	(1,001,802)
INVESTING ACTIVITIES:		
Investment in shares of subsidiaries	(3,500)	(975)
(Increase) decrease of other investments in shares, net	(8,296)	13,700
Resources (used in) provided by investing activities	(11,796)	12,725
(Decrease) increase in cash and cash equivalents	(1,502,990)	175,553
Cash and cash equivalents at beginning of year	2,925,614	2,750,061
Cash and cash equivalents at end of year	$ 1,422,624	$ 2,925,614

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
Expressed in thousands of constant Mexican pesos as of December 31, 2005
(except as indicated)

1.- COMPANY'S ACTIVITIES

Grupo Continental, S. A. (the "Company") is a holding company of entities which are principally engaged in the manufacture and sale of soft drinks and purified water, that operate the franchise granted by The Coca-Cola Company, distributed in seven states of Mexico.

The financial statements of Grupo Continental, S. A. have been prepared individually to comply with the legal requirements for an independent legal entity. The evaluation of the financial situation and the operating results of Grupo Continental, S. A. must be based on the consolidated financial statements that are included herein.

2.- BASIS OF CONSOLIDATION

The consolidated financial statements include the assets, liabilities and results of the Company and its subsidiaries, each of which is more than 50% owned by the Company. All material intercompany balances and transactions have been eliminated in consolidation.

At December 31, 2005 the subsidiaries of Grupo Continental, S. A. included in the consolidation were the following:

	Percentage of equity		Percentage of equity
Bottling companies		**Marketing and service companies**	
Embotelladora Aguascalientes, S. A. de C.V.	99.99	Concentrados Industriales, S. A. de C.V.	99.99
Embotelladora Ameca, S. A. de C.V.	99.99	Sociedad Industrial, S. A. de C.V.	99.99
Embotelladora Guadiana, S. A. de C.V.	99.99	Alianzas y Sinergias, S.A. de C.V.	99.99
Embotelladora La Favorita, S. A. de C.V.	99.99	Cadena Comercial T3, S.A. de C.V.	99.99
Embotelladora Zacatecas, S. A. de C.V.	99.99	Servicios Ejecutivos Continental, S.A.	51.00
Embotelladora Lagunera, S. A. de C.V.	99.99		
Embotelladora Los Altos, S. A. de C.V.	99.99	**Real estate companies**	
Embotelladora Rioverde, S. A. de C.V.	99.99	Fomento de Aguascalientes, S. A. de C.V.	99.99
Embotelladora San Luis, S. A. de C.V.	99.99	Fomento Durango, S. A. de C.V.	99.99
Embotelladora Tangamanga, S. A. de C.V.	99.99	Fomento Mayran, S. A. de C.V.	99.99
Embotelladora Zapopan, S. A. de C.V.	99.99	Fomento Potosino, S. A. de C.V.	99.99
Embotelladora de Tecoman, S.A. de C.V.	99.99	Fomento Rio Nazas, S. A. de C.V.	99.99
		Fomento San Luis, S. A. de C.V.	99.99
		Fomento Zacatecano, S. A. de C.V.	99.99
		Grossman y Asociados, S. A. de C.V.	99.99
		Inmobiliaria Favorita, S. A. de C. V.	99.99

Effective March 1, 2004, Embotelladora Guadalupe Victoria, S.A.de C.V., subsidiary of the Company, was merged with Embotelladora Guadiana, S.A. de C.V. Also on October 1, 2004, Embotelladora de Coahuila, S.A. de C.V. and Embotelladora Gomez Palacio, S.A. de C.V. were merged with Embotelladora Lagunera, S.A. de C.V.

Alianzas y Sinergias, S.A. de C.V. was incorporated on September 27, 2004, which main line of business is to operate as holding company and render services to the companies focused on different commercial activities from those of the Company. Alianzas y Sinergias, S.A. de C.V. is the holding company of Cadena Comercial T3, S.A. de C.V. which initiated operations on February 28, 2005 and has as main activities to render services of telemarketing, perform advertising campaigns and merchandising activities.

Effective April 1, 2005, Embotelladora Las Trojes, S.A. de C.V. was merged with Embotelladora Aguascalientes, S.A. de C.V. Effective May 1, 2005, Embotelladora Fresnillo, S.A. de C.V. was merged with Embotelladora Zacatecas S.A. de C.V. Also, effective January 1, 2006, Embotelladora Tangamanga, S.A. de C.V. and Embotelladora Rioverde, S.A. de C.V. were merged with Embotelladora San Luis, S.A. de C.V.

3.- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company, all of which are based on Mexican Generally Accepted Accounting Principles ("Mexican GAAP"), are summarized below:

a) Recognition of the effects of inflation

The financial statements of the Company and its consolidated subsidiaries recognize the effects of inflation in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information", and have been restated to constant December 31, 2005 Mexican pesos using the Mexican National Consumer Price Index ("INPC"), published by the Banco de Mexico. The financial statements are therefore comparable with each other since each is stated in Mexican pesos of the same purchasing power.

b) Cash and cash equivalents

Cash and cash equivalents consist of cash and unsecured short-term investments with banks, which are payable on demand and bear interest at variable rates. The carrying amounts are stated at cost, which approximates its fair value. At December 31, 2005 and 2004, cash and cash equivalents include short-term cash investments of $ 1,422,189 and $ 2,925,533, respectively.

c) Inventories and cost of sales

Inventories are stated at the restated value of replacement and production, which does not exceed market value. Cost of sales is stated utilizing the replacement cost at time of sale.

d) Cost of cases and bottles

The inventory of cases and bottles is recorded at the lesser of deposit value or replacement cost. Broken cases and bottles are charged to income as sales or general expenses (bottles broken during production are charged to cost of sales). These charges to results are not materially different from the results that would be obtained if the Company amortized these bottles and cases over their estimated useful lives of approximately 4 years for glass bottles (1.5 years for plastic bottles and 4 years for polycarbonate 20-liter jugs).

The cost of cases and bottles provided to retailers at no charge, in connection with promotional campaigns for new container sizes (net of the amount of such costs paid by The Coca-Cola Company pursuant to cooperative marketing arrangements) is charged to income of the year in which are promoted.

e) Investments in shares

The Company's investments in shares of associated companies are valued by applying the equity method. For purposes of presentation in the individual financial statements, the investments in shares of subsidiaries companies are valued applying the same method. Other investments in shares are expressed at the restated cost at the end of the year, applying factors derived from the INPC. See Note 6.

f) Property, plant and equipment

Property, plant and equipment are recorded first at acquisition cost and posteriorly are restated by applying factors derived from Mexico's INPC to historical amounts. Depreciation is calculated using the straight-line method, based on the useful lives of the assets. See Note 7.

g) Goodwill

Goodwill is the difference between the amount paid and the book value of shares of subsidiaries and associated companies acquired. It is restated by applying factors derived from the Mexican INPC to historical amounts. At December 31, 2005 and 2004, the accumulated goodwill, net of amortization, amounted to $ 497,361 and is included in other non-current assets in the consolidated balance sheet. In accordance with Bulletin B-7, "Business acquisitions", mandatory for financial statements for periods beginning January 1, 2005, goodwill will be subject to impairment rules mentioned in next paragraph. Until December 31, 2004 goodwill was amortized on a straight-line method. Amortization charged to income in 2004 was $ 36,963.

h) Impairment of long-lived assets

The Company and its subsidiaries review the book value of the property, plant and equipment and the goodwill to detect any impairment evidence that could indicate that their book value could be non-recoverable, in accordance with Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal". To determine if an impairment exists, is considered the greater of present value (using a discount rate) of the expected net cash flows that will be yielded during the estimated useful lives of the assets or its fair value. Impairment loss is recorded considering the amount of book value that exceeds the greater of the values mentioned above.

i) Income tax and employees' profit sharing

Income tax and employees' profit sharing recorded in the year's results are based on criteria established in Bulletin D-4, "Accounting treatment of income tax, tax on asset and employees' profit sharing". The method established in this bulletin for determining the basis for computing deferred income tax consists of comparing accounting and tax values of assets and liabilities. The current income tax rate is applied to the resulting temporary differences at the time it is estimated that these will be recovered or paid, and are recognized as a deferred asset or liability. Asset tax incurred and recoverable from previous years represents a prepayment of income tax. Calculations of employees' profit sharing that are assumed to cause a benefit or that will be paid in the future must be recognized as deferred assets or liabilities.

Grupo Continental, S.A. determines income tax for the year based on the consolidated tax result. See Note 12.

j) Pension plans and seniority premiums

Employees are entitled to seniority premiums upon completion of employment 15 years of service. These premiums are recognized as a cost from the first year of seniority through recording a provision determined by an actuarial computation.

The majority of Company's subsidiaries provide pension plans that cover non-union employees. These pension plans cover eligible employees with at least 10 years of service and who are 60 years of age, and remains in effect at least for ten years, and until the death of the employee. Effective 2004, two subsidiaries modified their pension plan whereas establishing the retirement age at 65, with at least 15 years of service. This new plan is of "defined contribution", in which the subsidiaries and employees will contribute to an irrevocable trust fund with pre-established amounts. The other subsidiaries also make annual contributions to the irrevocable trust funds based on actuarial estimations. Total contributions to the pension funds amounted to $ 73.8 and $ 78.5 million in 2005 and 2004, respectively. These amounts include the contributions to the defined contribution plan amounted to $ 13.5 and $ 11.2 million, in 2005 and 2004. The payments made by the trust fund to the pensioned employees amounted to $ 23.9 and $ 44.2 million during 2005 and 2004, respectively.

Two subsidiaries provide benefit pension plans covering union employees with at least 25 years of uninterrupted service and who are at least 60 years of age. The amount of payment equals 50% of the salary at the date of retirement.

Effective 2005, the Bulletin D-3 "Labor obligations" established the obligation to perform an actuarial valuation in order to estimate the liability that will represent the payments based on labor termination (legal compensation) caused by any circumstances other than restructuring.

The cost of seniority premiums, the pension plans and legal compensation is calculated on an actuarial basis, as established in Bulletin D-3, made by independent actuaries. This bulletin requires recording a net cost or income for each year, as well as recognizing liabilities and assets. The only acceptable method is actuarial calculation based on the service completed, with projected salaries. See Note 9.

Other compensations based on length of service and to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Labor Law, are charged to results in the year in which they become payable.

k) Transactions in U.S. dollars

Transactions in U.S. dollars are recorded at the exchange rate prevailing on the date the transaction is entered into. Assets and liabilities denominated in foreign currency are stated in Mexican pesos at the date of the balance sheet. Exchange gains or losses are included in results of operations. See Note 4.

l) Comprehensive income

"Comprehensive income" represents the performance of the Company during the years presented. This item is represented by net income and the effect of holding non-monetary assets and of deferred income tax, that in accordance with applicable accounting principles should be recorded in shareholders' equity.

m) Restatement of shareholders' equity

Items comprising shareholders' equity are restated by applying factors derived from Mexico's INPC to historical amounts. The restated figures represent the shareholders' investment in Mexican pesos with purchasing power at the date of the balance sheet.

The surplus or deficit from restatement of shareholders' equity represents the degree to which the Company has succeeded in preserving the purchasing power of shareholder contributions, and the results obtained. This concept is represented principally by the result of holding non-monetary assets and its corresponding effect on results when the assets are consumed. This is determined by comparing replacement values of non-monetary assets with the values derived from the Mexican INPC.

n) Result from monetary position

Result from monetary position represents the effects of inflation, as measured by changes in the Mexican INPC, on the company's net monetary assets and liabilities at the beginning of each month. This result is charged or credited comprehensively to the results and forms part of the comprehensive cost of financing. During the years ended December 31, 2005 and 2004, monetary assets exceeded monetary liabilities and consequently a monetary loss was recorded on the Company's consolidated and individual income statement.

o) Advertising and promotional expenses

During the periods covered by these financial statements, pursuant to annual cooperative marketing budgets, The Coca-Cola Company has made co-payments equal to approximately 45 % of the cost of certain advertising and promotional programs, including the cost of bottles and cases introduced into the market at no cost to the Company's customers. The Company, together with other Mexican Coca-Cola bottlers, has made co-payments in connection with national advertising campaigns based on the population of their respective territories, equal to approximately half of the cost of such campaigns. The advertising and promotional expenses reflect the portion of such costs applicable to the bottlings. Funds expended on behalf of The Coca-Cola Company's portion of such expenses, are recorded as accounts receivable and accordingly, have no effect on the results. The Coca-Cola Company generally pays such receivables within an average of 30 days.

p) Income per share

Income per share is calculated by dividing majority net income, by the weighted average shares outstanding during each year presented.

q) Segment information

As mentioned in Note 1, Grupo Continental, S.A. is the holding of companies which main activity is the manufacture and sale of soft drinks and purified water, that operate the franchise granted by The Coca-Cola Company, distributed in seven states of Mexico. The operational risk and yield conditions for each of the bottlers in the different territories are similar, because the products are the same, as are the production processes, the type of customers, the distribution methods and the regulatory environment in which each of the plants operate. They also operate under identical economic and political circumstances, and no internal information related with geographical areas or by zones is generated, since the management is carried as unique business entity.

The products of the Company's subsidiaries are basically traded through a significant number of medium size retailers, such a grocery stores, without existing preference in any neither customer nor type of special customer.

r) Financial Information Standards

The "Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C." (CINIF) is an independent organism created in 2002 which main purposes are developing the accounting standards in México, the investigation processes, auscultation, issuance and diffusion of those standards and also achieve the concurrence with International Accounting Standards (IAS).

Effective June 1, 2004 the CINIF substituted the " Accounting Standards Committee of the Mexican Institute of Public Accountants.

Effective January 1, 2006, the financial statements should be prepared in accordance with the Mexican Accounting Standards. The possible effects of the implementation of those standards would be recorded by the Company starting in 2006.

4.- ASSETS AND LIABILITIES IN U.S. DOLLARS

As of December 31, 2005, the Company and its subsidiaries had U.S. dollar assets and liabilities amounting to U.S. 80.6 million and 1.1 million, respectively. Such amounts are reflected in the consolidated balance sheet at the Mexican peso equivalent of 10.71 pesos per one U.S. dollar.

In the years ended December 31, 2005 and 2004, transactions in U.S. dollars included acquisition of machinery and equipment amounting to U.S. 8.0 million and U.S. 2.8 million, respectively.

On January 20, 2006, the date of issuance of the financial statements, the exchange rate was 10.56 Mexican pesos per one U.S. dollar.

5.- INVENTORIES

	December 31, 2005	December 31, 2004
Finished goods	$ 127,887	$ 116,656
Product in process	5,395	4,493
Raw materials	106,170	98,055
General warehouse	11,773	13,051
Spare parts and tools	129,684	123,026
Cases and bottles	378,016	415,904
Merchandise in transit	2,888	20,879
Advance to suppliers	184	74
	$ 761,997	$ 792,138

6.- INVESTMENTS IN SHARES

As of December 31, 2005 and 2004, the investments in shares of associated companies are as follows:

	Ownership percentage	Investments in shares	Equity in earnings
December 31,2005:			
Promotora Industrial Azucarera, S.A. de C.V. (1)	49.00	$ 859,375	$ 140,151
Industria Envasadora de Queretaro, S.A. de C.V. (2)	17.51	76,044	5,548
Andamios Atlas, S.A. de C.V. (3)	24.41	67,140	4,804
Total investments in associated companies		1,002,559	150,503
Other investments		34,965	
		$ 1,037,524	$ 150,503
December 31,2004:			
Promotora Industrial Azucarera, S.A. de C.V.	49.00	$ 825,032	$ 138,112
Industria Envasadora de Queretaro, S.A. de C.V.	17.51	75,228	2,296
Andamios Atlas, S.A. de C.V.	24.41	62,862	2,973
Total investments in associated companies		963,122	143,381
Other investments		26,865	
		$ 989,987	$ 143,381

(1) This company is dedicated to the production and sale of sugar, being the only supplier of this raw material of the bottling subsidiaries of the Company. See Notes 8 and 14.

(2) This company produces canned beverages, selling part of its production to bottling subsidiaries of the Company. See Notes 8 and 14.

(3) Its principal activity is the manufacturing, leasing, purchase and sale of scaffolds used in the construction segment.

7.- PROPERTY, PLANT AND EQUIPMENT

	December 31, 2005	December 31, 2004	Average annual depreciation rate %
Building	$ 2,208,555	$ 2,163,386	2.2
Industrial equipment	2,675,954	2,688,353	6.6
Anti-pollution equipment	117,262	114,246	4.7
Transportation equipment	1,631,027	1,661,043	6.7
Furniture and other equipment	682,055	615,463	9.3
	7,314,853	7,242,491	
Accumulated depreciation	(3,813,821)	(3,572,505)	
	3,501,032	3,669,986	
Land	808,765	765,192	
Construction and equipment in process, and advances to suppliers	145,258	83,642	
	$ 4,455,055	$ 4,518,820	

8.- SUPPLIERS

As of December 31, 2005 and 2004, the balance of suppliers included $ 149,671 and $ 140,807, respectively, in favor of The Coca-Cola Company, related Company from the purchase of concentrate. These amounts are due in 30 days and bear interest at the rate of two points below the TIIE. See Note 14.

Accounts payable to suppliers as of December 31, 2005 and 2004 included $ 71,825 and $ 92,109, respectively, of accounts payable to associated companies from the purchases of sugar and canned beverages. See Note 14.

9.- PENSION PLANS AND SENIORITY PREMIUMS

The components of net pension cost, seniority premiums and legal compensation mentioned in Note 3-j consist of the following:

	Seniority premiums	Pension plans	Legal compensation	Total 2005	Total 2004
Service cost	$ 5,399	$ 36,019	$ 6,981	$ 48,399	$ 42,705
Interest cost	2,696	48,699	2,593	53,988	49,173
Expected return on plan assets		(40,405)		(40,405)	(33,108)
Amortization of transition liability	4	20,974	5,956	26,934	22,707
Amortization of unrecognized prior service cost	113	2,316	111	2,540	1,717
Amortization of gains and losses of unrecognized obligations	(12)	500	4	492	3,647
Contributions to the defined contribution plan		13,489		13,489	11,246
Reduction and anticipated extinction of obligations		7,029		7,029	9,094
Net cost	$ 8,200	$ 88,621	$ 15,645	$ 112,466	$ 107,181

Pension, legal compensation and seniority premiums liability is as follows:

	Seniority premiums	Pension plans	Legal compensation	Total 2005	Total 2004
Accumulated benefit obligation	$ 62,104	$ 1,122,383	$ 63,255	$ 1,247,742	$ 1,020,987
Additional benefits related to future compensation increases	2,621	65,657	3,233	71,511	148,724
Projected benefit obligation	64,725	1,188,040	66,488	1,319,253	1,169,711
Assets of plan ($ 861,169 at fair value)		884,714		884,714	715,562
Unfunded projected benefit obligation	64,725	303,326	66,488	434,539	454,149
Unrecognized net transition obligation	129	(177,649)	(57,157)	(234,677)	(209,363)
Unrecognized prior service cost	(645)	(19,270)		(19,915)	(21,739)
Unrecognized net gain or (loss)	(2,144)	(50,224)	(5,962)	(58,330)	(125,976)
Accrued costs	62,065	56,183	3,369	121,617	97,071
Additional liability	603	164,382	52,443	217,428	185,398
Total accrued costs	$ 62,668	$ 220,565	$ 55,812	$ 339,045	$ 282,469

The asset account corresponding to the additional liability existing as of December 31, 2005 and 2004 is included with other non-current assets in the consolidated balance sheet.

The principal assumptions utilized in determining net costs of the plans for the period are as follows:

	Seniority premiums	Pension plans	Legal compensation
Discount rate used to reflect present value of obligations	4.5%	4.5%	4.5%
Rate of increase in future salary levels	0.5%	0.5%	0.5%
Average of remaining future service	10 years	9 years	10 years

10.- SHAREHOLDERS' EQUITY

The capital stock of the Company is represented by 750,000,000 common shares, with a par value of two Mexican cents each, fully subscribed and paid.

Retained earnings, including those capitalized, are subject to taxes if they are paid in cash, except when they are paid from "net tax profit account" or "CUFIN". Also, the reimbursements of capital that proportionally exceed the contributed capital account (CUCA), are considered dividends and subject to tax. As of December 31, 2005, the CUFIN and CUCA of the Company amounted to $ 1,701,590 and $ 582,747, respectively.

Dividends paid were as follow:

	Years ended December 31, 2005	2004
Dividends paid	$ 2,680,450	$ 1,001,802
Shares issued (thousands)	750,000	750,000
Dividend per share (in pesos)	3.57	1.34
Dividend per share (nominal pesos)	3.50	1.25

The net income of the Company and of each subsidiary is subject to the legal requirement of appropriating 5% thereof to increase the legal reserve of the relevant Company until this reserve represents 20% of the company's capital stock. As of December 31, 2005, the Company's legal reserve stood at 3 million nominal Mexican pesos, representing 20% of the value of the nominal capital stock of the Company. The legal reserve is not available for distribution in cash, but can be capitalized, and is included in retained earnings.

As of December 31, 2005, retained earnings included $ 150,000 of reserve for repurchasing stock.

11.- MINORITY INTEREST

As mentioned in Note 2, the Company owns practically 100% of the capital stock of its subsidiaries, and 51% of Servicios Ejecutivos Continental, S.A. The minority interest represents the equity in this subsidiary owned by minority shareholders, and it is shown in the consolidated balance sheet after the majority shareholders' equity. The consolidated statement of income shows the consolidated net income and majority and minority portions are shown after the consolidated net income.

12.- INCOME TAX, TAX ON ASSETS AND CONSOLIDATION FOR TAX PURPOSES

The Company is subject to income and asset taxes. Income tax is computed by taking into consideration effects of inflation for tax purposes. Income tax is calculated in terms of Mexican pesos when the transaction occurred and not in terms of Mexican pesos with purchasing power at the end of the period. The Company has approval from the Ministry of Finance to file consolidated income tax and asset tax returns.

In accordance with the Mexico's current Income Tax Law, until December 31, 2001 the corporate rate of income tax was 35%. However, the companies had the option to compute the income tax at the rate of 30% on the "reinvested fiscal profit" (UFIRE). As of December 31, 2005, the differences amounted to $ 79,843 and are shown as long-term liability in the consolidated balance sheet. This amount proceeds from the subsidiaries.

In accordance with the amendments of Mexico's Income Tax Law effective January 1, 2005, the applicable income tax rate will be 29% in 2006 and 28% in 2007 and beyond. In 2005 and 2004 the rate was 30% and 33%, respectively.

The tax on assets is computed at an annual rate of 1.8% of the value of assets less certain liabilities. This tax is paid only to the extent that it exceeds the income tax for the year. Any required payment of asset tax can be restated and carried forward and credited toward the excess of income tax over assets tax in the following ten years.

The analysis of the consolidated income tax charged to income is as follows:

	Years ended December 31, 2005	2004
Current	$ 587,969	$ 643,115
Deferred	(37,615)	(75,567)
	550,354	567,548
Deferred income tax reduction because of reduced rates(*)		(93,105)
	$ 550,354	$ 474,443

(*) As mentioned in Note 3-i, the income tax rate that applies to temporary differences is the expected rate that which will be in effect at the time the deferred tax assets and liabilities recovered or paid. Due to the changes in the income tax rates mentioned above, the Company adjusted its deferred income tax liability in 2004.

A reconciliation of the statutory income tax rate and effective rate is as follows:

	Years ended December 31, 2005	2004
Statutory tax rate	30.0%	33.0%
Permanent differences:		
Non deductible expenses	0.9	1.2
Goodwill amortization		0.7
Others	(0.4)	(0.1)
Deferred employees' profit sharing	0.2	(1.2)
	30.7	33.6
Effect of reduction of tax rates		(5.5)
Effective income tax rate	30.7%	28.1%

As of December 31, 2005 the balance of the deferred income tax liability was composed of the following:

	Temporary differences	Deferred income tax
Inventories	$ 499,183	$ 141,363
Fixed assets	2,137,530	599,588
Provision for pension plans, seniority premiums and legal compensation	(121,617)	(34,053)
Deferred employees' profit sharing	(58,556)	(16,828)
Other items, net	(5,030)	(1,336)
	$ 2,451,510	$ 688,734

The amount of $ 3,132 from deferred income tax corresponding to 2005, was credited to the deficit from restatement of shareholders' equity, included in the comprehensive income ($ 23,055 in 2004).

Employee's statutory profit sharing (PTU) charged to income in 2005, includes a credit of $ 8,303 of deferred portion. Deferred PTU charges to income in 2004 amounted $ 60,434. The main part of this amount came from the provision of PTU corresponding to the inventories that will be taxable in future years, according to the changes of the income tax law mentioned in next paragraph. As of December 31, 2005 the deferred portion liability of employee's statutory profit sharing recorded by the subsidiaries of the Company amounted to $ 58,556.

On December 1, 2004, amendments to tax laws in 2005 were published. Such modifications cancels the tax deduction of the merchandise acquisitions and effective 2005, the cost of goods sold is tax deductible, which originates that inventories as of December 31, 2004 which had been deducted as purchases, will not be deductible when consumed in 2005 or after. However, it establishes an alternative to deduct such inventories when consumed, and is to accumulate the inventories as of December 31, 2004 in several years, in conformity with the inventories turnover. The Company considers that its subsidiaries will accumulate them in approximately five years. The income tax and PTU liability originated for this change is already included in the deferred income tax and PTU liability.

13.- CONTINGENCIES AND COMMITMENTS

a) During 2000, most of the bottling plants subsidiaries of the Company were reported to the Federal Commission of Competence (FCC) by PepsiCo and other bottling plants, for the supposed monopolic activities. Due to that, the FCC issued a document of suppossed responsability and other of caution, by means of it, ordered the suspension of the contracts of exclusivity that were signed with the clients, and also not to celebrate this type of contracts in the future.

In June 2003, the FCC initiated a new investigation for supposed relative monopolist practices, and on August, 2004 the authority issued a resolution of presumptive responsibility against Embotelladora Favorita, S.A. de C.V. and Embotelladora Zapoapan, S.A. de C.V.

In opinion of the principal ejecutives of the Company and its legal advisors, the reported bottling plants, don't practice monopolio activities, it all because of the fact that the market in which they operate refers to carbonated and non carbonated soft drinks, purified water, drinks with natural juice, dairy drinks, juices and other non alcoholic products ready to drink, which is more extense than the one considered by the FCC. Even though the FCC issued resolution considering conditioned sales as a monopolist practices and imposed fines of $10.5 million pesos to each one of the companies involved, it is considered that the final resolutions will be in favor of the sued companies.

b) Servicios Ejecutivos Continental, S. A., a subsidiary of the Company, has signed a lease on an airplane so it could provide air transportation. On April 1°, 2004 the original contract was modified. The main conditions established in this contract are the following:

- The leasing term ends in April, 2011, with a basic monthly rent of 198,771 dollars, net of taxes. Grupo Continental, S. A. is the guarantor of this contract. In case of anticipated cancellation, the subsidiary is obliged to pay the difference between the unpaid rents (applying a discount rate) and the market value of the airplane.

- The Company is obligated to insure the plane for a decreasing amount of not less than 110% of the approximate market value of the airplane, and to pay all the expenses relative to its operation.

14.- RELATED PARTIES TRANSACTIONS

The following is a summary of the most significant related party transactions:

	CONSOLIDATED		INDIVIDUAL	
	Years ended December 31,			
	2005	2004	2005	2004
Revenues:				
Commissions			$ 107,168	$ 104,619
Interest earned			44,784	39,172
Costs and Expenses:				
Purchases of concentrate	$ 1,563,504	$ 1,524,171		
Advertising expenses	173,150	178,237		
Purchases of sugar	914,746	936,424		
Purchases of canned beverage	326,236	320,995		
Air transportation services			14,785	16,267
Interest paid	11,737	7,627	189,401	135,460
Services paid	60,475	44,756	5,195	5,402

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MAIN RESOLUTIONS PASSED AT THE GENERAL ORDINARY SHAREHOLDERS MEETING OF GRUPO CONTINENTAL, S.A., HELD ON APRIL 27, 2006.

- The Annual Report, the Individual and Consolidated Financial Statements and the Report by the Shareholders´ Representative corresponding to the Fiscal Year 2005 were approved.

- The report of the Auditing Committee was approved.

- The agreements and acts of the Board of Directors executed during the Fiscal Year 2005 were approved.

- It was resolved to transfer the Profits for $1,205´038,564.00 obtained in the Fiscal Year ended on December 31, 2005 in full to the Result from the Previous Fiscal Year account, without there being any application to the Legal Reserve as it is fully covered.

  It was resolved that $1,205´038,564.00 shall be taken from the balance of the Result from Previous Fiscal Year account to pay a cash dividend of $1.75 per share from the Net Tax Profit account, and that the payment to each of the outstanding 750,000,000 Ordinary Series I 2003 Issue shares, is made in a single installment from May 10, 2006, against delivery of coupon number 4 of such shares.

- The report on the company's repurchase fund of shares for the Fiscal Year 2005 was approved.

- The sum of $150'000,000.00 was approved as maximum amount for the company's repurchase fund of shares for the Fiscal Year 2006.

- The new Board of Directors was elected as follows:

PROPRIETARY DIRECTORS	ALTERNATE DIRECTORS
Cynthia H. Grossman	Christopher Grossman
Bruce E. Grossman	Brandon E. Grossman
Marcos Aguilar Romo	Roberto Martínez Garza
Pedro Manuel García Elizondo	Miguel Angel Rábago Vite
Daniel Sayre	Xiemar Zarazúa López
Lawrence R. Cowart	Eduardo Arrocha Gío
Modesto Llarena Arriola	Manuel Ramírez Pineda
Germán Eichelmann Rodríguez	Jaime Zorrilla de la Garza Evia
Diego A. Hinojosa Aguerrevere	David Gómez Fuentes
Felipe Jiménez	Jorge Antonio Tirado Del Pozzo

HONORARY DIRECTOR
Harold T. Circuit

Mrs. Cynthia H. Grossman was also approved as Chairman of the Board.

- Messrs. Germán Eichelmann Rodríguez, Diego Alonso Hinojosa Aguerrevere and Daniel Sayre were approved as members of the Auditing Committee. Was named as President of this committee Mr. Germán Eichelmann Rodríguez.

- Messrs. Carlos Garza y Rodríguez and José Luis Fernández Fernández were designated as Proprietary and Alternate Shareholders´ Representatives, respectively.

- Fees to Directors and Sharehoders' Representatives were also approved.

Marcos Aguilar Romo
Secretary of the Board of Directors